Media Release Rio Tinto and WA Government sign agreements with Yindjibarndi WaterCo for proposed sale of Dampier Seawater Desalination Plant 27 July 2026 KARRATHA, Australia--(BUSINESS WIRE)-- Rio Tinto and the Western Australian Government have signed non-binding agreements for a proposed sale of their respective joint venture shares in the Dampier Seawater Desalination Plant to Yindjibarndi WaterCo. Rio Tinto and the WA Government are 50:50 joint venture partners in the Dampier Seawater Desalination Plant. The agreements establish a framework for the parties to pursue a transaction for Yindjibarndi WaterCo to acquire and operate the plant, which has a construction budget of A$1.1 billion and is expected to provide 8GL of desalinated water into the West Pilbara Water Supply Scheme. A binding deal is targeted by the end of the year. Terms of the transaction are confidential, with the sale price subject to construction costs and related factors. Rio Tinto will remain responsible for managing the construction activities for the plant, with operational control proposed to transfer to Yindjibarndi WaterCo following construction completion, subject to a binding divestment agreement, due diligence processes and relevant approvals. Construction of Stage 1 of the desalination plant, which has a 4GL annual desalination capacity, is expected to be completed this year, with first water anticipated in early 2027. It is expected to significantly reduce abstraction from the Bungaroo aquifer, which is culturally significant to the Robe River Kuruma People. Stage 2 construction, which will add a further 4GL of annual capacity, has also commenced, with first water expected in 2027. Stage 2 is expected to reduce pressure on the Millstream aquifer, which is culturally significant to the Yindjibarndi People. The proposed divestment reflects Rio Tinto's commitment to unlock capital as part of its strategy to deliver value for shareholders. Western Australian Premier Roger Cook said: “My government is delivering the Dampier Seawater Desalination Plant in Karratha as part of our Seven Cities vision for regional Western Australia. “This critical piece of infrastructure will do more than just support Karratha’s growing population. “It will help deliver a secure supply of water needed to deliver job-creating projects which will help to diversify the city’s economy and keep WA’s economy the strongest in the nation. EXHIBIT 99.9

Media Release “We are already working with Yindjibarndi Aboriginal Corporation to improve the Millstream aquifer's sustainability, with the potential for Yindjibarndi WaterCo to acquire the Dampier desalination plant to further empower Traditional Owners while protecting culturally significant water sources in the Pilbara.” Rio Tinto Iron Ore Chief Executive Matthew Holcz said: “The Dampier Seawater Desalination Plant is important infrastructure for the West Pilbara to meet the long-term water needs of communities, industry and government, while respecting the cultural significance of water to Traditional Owners. “Yindjibarndi WaterCo has developed a compelling proposal for the future of the Dampier Seawater Desalination Plant. By working in partnership with Yindjibarndi WaterCo and the Western Australian Government on this arrangement, this project has the potential to create a lasting economic asset for the Yindjibarndi People, while supporting the long-term water needs of the West Pilbara. “While Rio Tinto will continue to receive 4GL of water annually from the desalination plant to offset abstraction from the Bungaroo aquifer, we do not need to own and operate the infrastructure. This proposed transaction reflects our commitment to working with partners to deliver long term value and our disciplined approach to capital allocation.” Yindjibarndi Water Chairperson Michael Woodley said: “The agreement results from the Yindjibarndi People's longstanding drive to protect water on our Ngurra (Country), and our goal to build shared understanding and shared responsibility. “We warmly acknowledge the Western Australian Government and Rio Tinto – our partners in this agreement – and our capability partners, The Right Water Company and Affinity Capital Group, for delivering this significant milestone. “This is another step on the Yindjibarndi path to self-determination by delivering a secure, long-term economic return and, over time, enabling us to grow operational capability through employment, training and contracting arrangements."

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